SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 8-K

Current Report Pursuant to Section 13 or 15(d) of
The Securities Exchange Act of 1934

Date of Report (date of earliest event reported): November 12, 2004

MAXXAM INC.

(Exact name of Registrant as specified in its Charter)

Delaware

(State or other jurisdiction of incorporation)

1-3924

(Commission File Number)

95-2078752

(I.R.S. Employer Identification Number)

5847 San Felipe, Suite 2600
Houston, Texas
(Address of Principal Executive Offices)

77057
(Zip Code)

Registrant's telephone number, including area code: **(713) 975-7600**

Item 2.02. Results of Operations and Financial Condition.

Attached hereto as Exhibit 99.1 is a press release issued by the Registrant on November 12, 2004, regarding its 2004 third quarter and nine-month results.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

MAXXAM Inc.
(Registrant)

Date: November 18, 2004

By:_____
Bernard L. Birkel
Secretary and Senior Assistant General Counsel

EXHIBIT INDEX

Exhibit 99.1: Earnings Release issued on November 12, 2004

November 12, 2004

Contact: Ron Kurtz
(713) 267-3686

MAXXAM REPORTS RESULTS FOR THIRD QUARTER AND NINE MONTHS OF 2004

HOUSTON, Texas (November 12, 2004) – MAXXAM Inc. (AMEX: MXM) today reported a net loss of $20.2 million, or $3.37 per share, for the third quarter of 2004, compared to a net loss of $6.3 million, or $0.96 per share, for the third quarter of 2003. Net sales for the third quarter of 2004 totaled $81.5 million, compared to $89.4 million in the same period of 2003.

For the first nine months of 2004, MAXXAM reported a net loss of $45.8 million, or $7.66 per share, compared to a net loss of $24.9 million, or $3.81 per share, for the same period of 2003. Net sales for the first nine months of 2004 were $242.9 million, compared to $242.8 million for the first nine months of 2003.

MAXXAM reported an operating loss of $1.5 million for the third quarter and operating income of $1.0 million for the first nine months of 2004, compared to operating income of $8.9 million for the third quarter and $14.1 million for the first nine months of 2003.

FOREST PRODUCTS OPERATIONS

Net sales decreased for the third quarter of 2004 as compared to the third quarter of 2003, primarily as a result of lower sales volumes of lumber as production levels were temporarily adversely impacted by the transition to Palco's new sawmill. Operating results for the segment declined for the third quarter of 2004 primarily due to lower net sales and higher per unit operating expenses. The higher per unit operating expenses were largely driven by declines in harvest and increased third party log purchases.

REAL ESTATE OPERATIONS

Net sales for real estate operations for the third quarter of 2004 were comparable to the results for the same period of 2003 as the decline in acreage sales at the Company's Fountain Hills development was offset by increased acreage sales at Palmas del Mar and increases in net sales from commercial operations at Palmas del Mar and Fountain Hills. Operating results for the segment declined for the third quarter of 2004 primarily because they reflect lot sales, which typically generate lower gross margins, whereas the third quarter for 2003 reflects the impact of a higher margin acreage sale.

RACING OPERATIONS

Net sales and operating results for the racing segment decreased for the third quarter of 2004 compared to the third quarter of 2003 primarily due to lower average daily attendance at Sam Houston Race Park.

CORPORATE OPERATIONS

The corporate segment's operating loss for the third quarter of 2004 includes a $1.9 million charge related to an environmental matter associated with a former subsidiary of the Company.

OTHER MATTERS

As previously announced in prior earnings statements, MAXXAM may from time to time purchase shares of its common stock on national exchanges or in privately negotiated transactions.

175-111204

MAXXAM INC. AND SUBSIDIARIES

CONDENSED CONSOLIDATED STATEMENT OF OPERATIONS
(In millions of dollars, except per share amounts)

	Three Months Ended September 30,		Nine Months Ended September 30,	
	2004	2003	2004	2003
	(Unaudited)			
Net sales:				
Forest products..............................	$ 49.6	$ 56.1	$ 149.2	$ 156.6
Real estate................................	20.3	20.4	55.1	48.7
Racing [1]..................................	11.6	12.9	38.6	37.5
	81.5	89.4	242.9	242.8
Costs and expenses...........................	(83.0)	(80.5)	(241.9)	(228.7)
Operating income (loss):				
Forest products..............................	1.0	6.8	3.2	16.9
Real estate................................	3.2	4.9	10.3	4.3
Racing....................................	(1.5)	(0.7)	(1.7)	(1.3)
Corporate.................................	(4.2)	(2.1)	(10.8)	(5.8)
	(1.5)	8.9	1.0	14.1
Other income (expense):				
Investment and interest income (loss).............	(0.3)	3.1	5.3	8.2
Other income................................	0.3	0.7	3.7	10.7
Interest expense.............................	(18.6)	(19.0)	(55.7)	(57.9)
Loss before income taxes	(20.1)	(6.3)	(45.7)	(24.9)
Provision for income taxes......................	(0.1)	-	(0.1)	-
Net loss..................................	$ (20.2)	$ (6.3)	$ (45.8)	$ (24.9)
Basic and diluted loss per common and common equivalent share................................	$ (3.37)	$ (0.96)	$ (7.66)	$ (3.81)

[1] Pari-mutuel costs and expenses are now included in the racing segment's costs and expenses. Previously, these costs and expenses were netted against gross revenues.